UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________
FORM 11-K
_____________________________

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Truist Financial Corporation 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Truist Financial Corporation
214 North Tryon Street
Charlotte, NC 28202

Truist Financial Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

Truist Financial Corporation 401(k) Savings Plan
Index
December 31, 2024 and 2023

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants of the Truist Financial Corporation 401(k) Savings Plan and Members of the Compensation and Human Capital Committee of Truist Financial Corporation, Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i‐Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs, & Ingram, LLC
Carr, Riggs, & Ingram, LLC

We have served as the Plan’s auditor since 2021.

Atlanta, Georgia
June 24, 2025

Truist Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value	$9,095,655,298	$10,009,383,648
Due from broker	—	154,777
Employer contribution receivable	36,317,643	—
Notes receivable from participants	99,028,798	111,163,301
Net assets available for benefits	$9,231,001,739	$10,120,701,726

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024

2024
Additions to (deductions from) net assets attributable to:
Investment income
Interest and dividends	$115,989,058
Net appreciation in fair value of investments	1,225,807,427
Net investment income	1,341,796,485

Interest on notes receivable from participants	7,679,376

Contributions
Employer	197,297,679
Employee	350,464,133
Rollovers	50,898,163
Total contributions	598,659,975
Total additions	1,948,135,836

Benefits paid to participants	(1,115,924,912)
Administrative expenses	(2,465,644)
Total deductions	(1,118,390,556)

Net increase prior to transfer to other plans	829,745,280

Transfers to other plans (Note 3)	(1,719,445,267)
Net decrease	(889,699,987)

Net assets available for benefits
Beginning of year	10,120,701,726
End of year	$9,231,001,739

The accompanying notes are an integral part of these financial statements.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

1.    Description of the Truist Financial Corporation 401(k) Savings Plan

The following description of the Truist Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Truist Financial Corporation (the “Corporation” or “Plan Sponsor”). The Plan, which was established effective July 1, 1982 and amended and restated as of August 1, 2020, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Compensation and Human Capital Committee of the Board of Directors of the Plan Sponsor (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee.

All subsidiaries of the Corporation, except our non-US companies, participate in the Plan.

During 2024, the Plan Sponsor divested certain subsidiaries. As part of these divestitures, Truist Insurance Holdings, Inc., including the CRC Insurance Services, Inc., and AmRisc, LLC, subsidiaries, and Sterling Capital Management, LLC were sold to unrelated parties. All these listed subsidiaries were participating subsidiaries in the Plan. However, effective January 1, 2024, all divested subsidiaries except Sterling Capital Management, LLC, began participating in a separate 401(k) Plan which was sponsored by Truist Insurance Holdings, LLC.

Custodian and recordkeeping duties for the Plan were performed by Fidelity Management Trust Company (“Fidelity”).

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 0.01% and 50.00% of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code (“IRC”) limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $7,500. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor will match participant contributions (other than catch-up contributions), subject to certain IRC limitations, using a formula of 100% match on the first 4% deferred. On February 27, 2025, the Company made a 1% discretionary matching contribution for the 2024 Plan year to eligible participants in accordance with the Plan document. The contribution amount was $36,317,643, which was recorded as an employer contribution receivable in the Statements of Net Assets Available for Benefits as of December 31, 2024.

Prior to the divestiture of CRC Insurance Services, Inc. and AmRisc, LLC on May 6, 2024, their respective Board of Directors were also permitted to make profit sharing contributions. For the year ended December 31, 2024, no profit sharing contribution was made.

Vesting
Participants are vested immediately in their contributions, employer matching and profit sharing contributions and actual earnings allocated to their account. Non-vested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to Truist Bank’s prime lending rate plus 1% at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures
Forfeitures represent non-vested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2024 and 2023, forfeited accounts totaled $817,156 and $700,850, respectively, which can be used to reduce employer contributions. No forfeitures were used to reduce the employer match contributions for the year ended December 31, 2024.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer contributions among various mutual funds, Truist Financial Corporation common stock, collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and a Brokeragelink account, each offering different degrees of risk and return. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 4 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds and Truist Financial Corporation common stock is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from an orderly transaction in the principal market for the asset or liability being measured.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Investment-related fees are included in net appreciation of fair value of investments. Fees that are transactional in nature are charged to participant accounts.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

3.    Plan Transfers

During 2024, no plans were merged into the Plan from acquisitions. However, with the sales of Truist Insurance Holdings, Inc. and Sterling Capital Management, LLC, assets of $1,719,445,267 were transferred to their respective new plans during the year.

4.    Fair Value of Financial Instruments

Topic 820 establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The valuation methodology was applied consistently from year to year.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, and common and foreign stock traded on an exchange or listed market. The Plan offers a Brokeragelink option that holds common and preferred stock, money market funds, and various corporate and government bonds. The common and preferred stock and money market funds are traded in active markets.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include collective trusts, stable value funds, and corporate and government bonds in the Brokeragelink option.

The fair value of the collective trusts and stable value fund is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Transactions (purchase and sales) may occur daily. The collective trusts and stable value fund have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the collective trusts and stable value fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The collective trusts and stable value fund have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various valuation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2024 and 2023, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 and 2023 are summarized below:

	December 31, 2024
	Total	Level 1	Level 2
Truist common stock	$507,886,676	$507,886,676	$—
Mutual funds	1,342,723,392	1,342,723,392	—
Brokeragelink	444,727,668	432,412,445	12,315,223
Collective trusts	6,800,317,562	—	6,800,317,562
Total investments at fair value	$9,095,655,298	$2,283,022,513	$6,812,632,785

	December 31, 2023
	Total	Level 1	Level 2
Truist common stock	$505,835,171	$505,835,171	$—
Mutual funds	2,817,352,870	2,817,352,870	—
Brokeragelink	448,450,400	431,990,643	16,459,757
Collective trusts	6,237,745,207	—	6,237,745,207
Total investments at fair value	$10,009,383,648	$3,755,178,684	$6,254,204,964

There were no transfers between levels during 2024 and 2023.

5.    Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated September 7, 2022, that the Plan was designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes was included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

Truist Financial Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2024 and 2023

7.    Related Party and Party-In-Interest Transactions

Included in the Plan assets are Truist Financial Corporation common stock and certain assets held by and managed by Fidelity Management Trust Company. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2024	2023
Number of shares, Truist Financial Corporation common stock	11,707,254	13,700,272
Truist Financial Corporation common stock	$507,886,676	$505,835,171
Fidelity Brokeragelink	$444,727,668	$448,450,400
Mutual funds and common collective trusts	$2,997,281,254	$52,590,829

For the year ended
December 31, 2024
Dividends on Truist Financial Corporation common stock	$25,896,245
Realized and unrealized gain on Truist Financial Corporation common stock	$81,942,975

The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by Fidelity to participants that opt to receive guidance on investment election/allocation. Fees charged by Fidelity were $2,465,644 for the year ended December 31, 2024.

8.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.    Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued.

Truist Financial Corporation 401(k) Savings Plan
Schedule H, line 4(i)-Schedule of Assets (Held At End of Year)
December 31, 2024

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Truist Financial Corporation	Common stock	$507,886,676

*	Brokeragelink	Brokeragelink	444,727,668

	Vanguard Retirement Savings Trust	Collective trust	217,160,936
	Vanguard Retirement Income Trust	Collective trust	102,630,939
	Vanguard Target 2020	Collective trust	140,214,764
	Vanguard Target 2025	Collective trust	279,202,849
	Vanguard Target 2030	Collective trust	422,545,949
	Vanguard Target 2035	Collective trust	434,378,132
	Vanguard Target 2040	Collective trust	422,747,355
	Vanguard Target 2045	Collective trust	372,583,214
	Vanguard Target 2050	Collective trust	262,515,665
	Vanguard Target 2055	Collective trust	176,366,271
	Vanguard Target 2060	Collective trust	79,887,550
	Vanguard Target 2065	Collective trust	34,009,770
	Vanguard Target 2070	Collective trust	5,611,718
	MFS Growth 5	Collective trust	737,455,249
	MFS Mid Cap Value 5	Collective trust	246,055,199
	Brown Adv SCG CIT	Collective trust	84,425,648
*	Spartan 500 INDEX PL CL F	Collective trust	1,667,161,277
*	Spartan SMALL CP IND CL F	Collective trust	163,257,647
*	Spartan MID CAP IDX CL F	Collective trust	78,987,240
*	Spartan GLB EXUS IDX CL F	Collective trust	262,524,704
*	Spartan LC VALUE INDEX F	Collective trust	610,595,486

			6,800,317,562

	T Rowe Price Institutional Mid Cap	Mutual fund	184,982,044
	Harbor Diversified International All Cap	Mutual fund	49,431,498
	BBH Limited Duration Fund	Mutual fund	40,920,390
	Dodge & Cox Income X	Mutual fund	357,639,848
	Vanguard Treasury Money Market Fund	Mutual fund	290,641,048
	American Funds EuroPacific Growth	Mutual fund	100,286,951
	RBC Emerging Markets Equity Fund	Mutual fund	81,129,419
	PIMCO Long Duration Total Return	Mutual fund	22,937,294
*	Fidelity Government Money Market	Mutual fund	1,670,056
*	Fidelity Inflation Protected Bond Fund	Mutual fund	42,119,599
*	Fidelity US Bond Index	Mutual fund	4,888,289
*	Fidelity Small Cap Value Index	Mutual fund	166,076,956
			1,342,723,392

*	Notes Receivable from Participants	Participant loans (3.25% to 10.00% due through May 2046)	99,028,798

			$9,194,684,096
* Party in interest as defined by ERISA
Note: Cost is omitted because plan investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Truist Financial Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Truist Financial Corporation 401(k) Savings Plan

Date:	June 24, 2025	By:	/s/ Steven L. Reeder
Steven L. Reeder Executive Vice President & Benefits Manager

Exhibit Index

Exhibit No.	Description	Location
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.